SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULE 13d-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Chemokine Therapeutics Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

16383P 10 7

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |_| Rule 13d-1(c)

     |X|Rule 13d-1(d)

CUSIP No. 16383P 10 7	13G	Page 2 of 5 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Canaccord Capital Corporation
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization British Columbia, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 1,898,430
	(6)	Shared Voting Power
	(7)	Sole Dispositive Power 1,898,430
	(8)	Shared Dispositive Power
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,898,430
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 6.2%
12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 16383P 10 7	13G	Page 3 of 5 Pages

Item 1 (a)	Name of Issuer:
Chemokine Therapeutics Corp.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
6190 Agronomy Road, Suite 405, University of British Columbia, Vancouver, British Columbia V6T 1Z3
Item 2 (a)	Name of Person Filing: Canaccord Capital Corporation
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
2200-609 Granville St., Vancouver, British Columbia V7Y 1H2
Item 2 (c)	Citizenship: Canadian
Item 2 (d)	Title of Class of Securities: Common Stock, $0.001 par value
Item 2 (e)	CUSIP Number:
16383P 10 7
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
	(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 16383P 10 7	13G	Page 4 of 5 Pages

Item 4.	Ownership.
(a)	Amount beneficially owned:
1,898,430 shares of common stock, of which 664,794 shares are issuable pursuant to warrants expiring on May 2, 2006 at a price per share of Cdn$1.00 and 604,659 shares are issuable pursuant to warrants expiring on June 29, 2006 at a price per share of Cdn$1.00.
(b)	Percent of Class:
6.2%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
1,898,430
(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of
1,898,430
(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Canaccord Capital Corporation is a wholly-owned subsidiary of Canaccord Capital Inc., a British Columbia company. The address of Canaccord Capital Inc. is 2200-609 Granville St., Vancouver, British Columbia V7Y 1HZ.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications.
Not applicable.

CUSIP No. 16383P 10 7	13G	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2005	Canaccord Capital Corporation
Signature:/s/ Peter M. Brown Print Name: Peter M. Brown Title: Chairman